July 13, 2009

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20540-7010
Attention:  H. Roger Schwall

Re:	Samson Oil & Gas Limited
Pre-Effective Amendment No. 1 to Form F-1 on Form F-3
Filed April 7, 2009
File No. 333-153223

Dear Mr. Schwall:

On behalf of Samson Oil & Gas Limited (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 29, 2009 (the “SEC Letter”), regarding the above-referenced filing.   In connection herewith, the Company has filed by EDGAR Amendment No. 2 to Form F-1 on Form F-3 (“Amendment No. 2”) with changes made in response to the comments received.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Cover page:

1.
You indicate on the cover page that this amendment is “Pre-Effective Amendment No. 1 to Form F-1 on Form F-3.”  However, the form type that you specified on EDGAR for this filing was F-1/A.  In the future, please file any amendments on Form F-3 using the form type F-3/A.

Response:  The Company has filed Amendment No. 2 on Form F-3/A.

Legal Opinion, Exhibit 5.1

2.
We note your response to prior comment 3 from our letter dated September 15, 2008, and we reissue that comment in its entirety.  Item 601(b)(5)(i) of Regulation S-K provides in part that the required legality opinion must opine “as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the registrant.” (Emphasis supplied).

Securities and Exchange Commission
July 13, 2009

3.
Please obtain and file an opinion of counsel that fully meets the requirements of Item 601(b)(5).  The opinion must make clear whether security holders would be liable, solely due to their status as security holders, for additional assessments or calls on the security by the company or by its creditors.  One should not need to refer to other sources to determine what Australian corporate law may or may not provide in this regard.  Instead, the reader is entitled to rely on the legality opinion filed as an exhibit to the registration statement for this information.

Response:   The updated legality opinion of Minter Ellison filed as Exhibit 5.1 fully meets the requirements of Item 601(b)(5).

Please call me at (303) 892-7484 if you would like to discuss these matters.

Sincerely,

/s/ S. Lee Terry, Jr.

S. Lee Terry, Jr.
for
Davis Graham & Stubbs llp

Enclosures
cc:	N. Gholson
T. Levenberg
Terence Barr (Samson Oil & Gas Limited)
Neil Fearis, Esq. (Minter Ellison)

S. Lee Terry, Jr. . 303 892 7484 . lee.terry@dgslaw.com